February 26, 2025

Choi Ling Hung
Chief Executive Officer
Jerash Holdings (US), Inc.
277 Fairfield Road, Suite 338
Fairfield, New Jersey 07004

       Re: Jerash Holdings (US), Inc.
           Registration Statement on Form S-3
           Filed February 24, 2025
           File No. 333-285163
Dear Choi Ling Hung:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Erin Donahue at 202-551-6063 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing